UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            Garden Ridge Corporation
                -------------------------------------------------
                                (Name of issuer)

                                  Common Stock
                -------------------------------------------------
                         (Title of class of securities)

                                    36541P104
                -------------------------------------------------
                                 (CUSIP number)

                                 August 10, 1998
                -------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               ( ) Rule 13d-1 (b)
                               (X) Rule 13d-1 (c)
                               ( ) Rule 13d-1 (d)

---------------------------------
      CUSIP No. 36541P104
---------------------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )
                                                                       (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY               0
EACH REPORTING               ---------------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      974,190
                             ---------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      1,143,390
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,143,390
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.3%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

---------------------------------
      CUSIP No. 36541P104
---------------------------------



--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Grenfell Asset Management Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )
                                                                       (b) ( )
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
 -------------------------------------------------------------------------------
 NUMBER OF SHARES                5    SOLE VOTING POWER
 BENEFICIALLY OWNED BY                0
 EACH REPORTING                -------------------------------------------------
 PERSON WITH                          SHARED VOTING POWER
                                 6    974,190
                               -------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                                 7    0
                               -------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                                 8    1,143,390
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,143,390
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    ( )
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.3%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC, IA
--------------------------------------------------------------------------------

ITEM 1(a).    NAME OF ISSUER:

              Garden Ridge Corporation (the "Issuer")

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              The address of the Issuer's principal executive offices is 19411 Atrium Place, Suite 170, Houston, Texas 77084.

ITEM 2(a).    NAME OF PERSON FILING:

              This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Morgan Grenfell Asset Management Limited ("MGAM" and, together with DBAG, the "Reporting Persons").

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

              The principal place of business of MGAM is 20 Finsbury Circus, London, EC2M 1NB, England.

ITEM 2(c).    CITIZENSHIP:

              The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              The title of the securities is common stock (the "Common Stock").

ITEM 2(e).    CUSIP NUMBER:

              The CUSIP number of the Common Stock is set forth on each cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a)  ( ) Broker or dealer registered under section 15 of the Act;

              (b)  ( ) Bank as defined in section 3(a)(6) of the Act;

              (c)  ( ) Insurance  Company as defined in section  3(a)(19) of the
                       Act;

              (d)  ( ) Investment  Company  registered  under  section  8 of the
                       Investment Company Act of 1940;

              (e)  ( ) An  investment  adviser  in  accordance  with Rule  13d-1
                       (b)(1)(ii)(E);

              (f)  ( ) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

              (g)  ( ) A parent holding  company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

              (h)  ( ) A savings  association  as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

              (i)  ( ) A church plan that is excluded from the  definition of an
                       investment   company  under   section   3(c)(14)  of  the
                       Investment Company Act of 1940;

              (j)  ( ) Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1 (c), check this box. (X)

ITEM 4.       OWNERSHIP.

              (a)  AMOUNT BENEFICIALLY OWNED:

                   Each of the  Reporting  Persons owns the amount of the Common
              Stock as set forth on the applicable cover page.

              (b)  PERCENT OF CLASS:

                   Each of the  Reporting  Persons  owns the  percentage  of the
              Common Stock as set forth on the applicable cover page.

              (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                   (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                          Each of the  Reporting  Persons  has the sole power to
                   vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                   (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                          Each of the Reporting  Persons has the shared power to
                   vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                   (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                          Each of the  Reporting  Persons  has the sole power to
                   dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                   (iv)   SHARED  POWER TO DISPOSE OR TO DIRECT THE  DISPOSITION
                          OF:

                          Each of the Reporting  Persons has the shared power to
                   dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Investment management clients of the Reporting Persons have the ultimate right to any dividends from Common Stock and the proceeds from the sale of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              The following are subsidiaries of both DBAG and MGAM which hold Common Stock included in the figures on the cover pages: Morgan Grenfell Investment Services Limited, Morgan Grenfell International Funds Management Limited and Morgan Grenfell Capital Management Inc.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 1998



                                      DEUTSCHE BANK AG



                                       By: /s/ Dr. Dieter Eisele
                                          ---------------------------------
                                          Name:   Dr. Dieter Eisele
                                          Title:  Group Head of Compliance



                                       By: /s/ Rondal Eric Powell
                                          ---------------------------------
                                          Name:   Rondal Eric Powell
                                          Title:  Vice President